REPORT TO
SHAREHOLDERS
OPERATIONS REVIEW

Revenue for the quarter ended July 31, 2004, (“Q2 fiscal 2005”) was $13,299,000 compared to $14,240,000 for the quarter ended July 31, 2003 (“Q2 fiscal 2004”). The GAAP net income for Q2 fiscal 2005 was $6,053,000 or $0.54 per basic and fully-diluted share compared to net income of $1,502,000 or $0.13 per share for Q2 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $56,829,000 or $5.18 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2005 was 77.8%, as compared to 80.8% for Q2 fiscal 2004. Gross margin on maintenance and services was 62.9% in Q2 fiscal 2005, as compared to 65.6% in Q2 fiscal 2004. Total costs, including costs of revenue, were $13,880,000 for Q2 fiscal 2005, up from $12,778,000 in Q2 fiscal 2004 and down from $14,569,000 in the previous quarter. Total headcount was 278 at July 31, 2004, as compared to 275 at July 31, 2003, and down from 296 at the end of the previous quarter.

Revenue for the six months ended July 31, 2004, was $26,426,000 compared to $27,560,000 for the six months ended July 31, 2003. Reported in US currency, revenue for the first six months of fiscal 2005 was $19,678,000 as compared to $19,367,000 for the first six months of fiscal 2004, an increase of 1.6%. Net income for the first half of the year was $5,227,000 or $0.46 per share as compared to $2,117,000 or $0.19 per share for the same period in fiscal 2004.

MANAGEMENT’S COMMENTS

“Business improved in the second quarter,” Nigel Stokes, DataMirror CEO, commented, “We were able to deliver quarter over quarter license revenue growth of over 12%, with improved revenue from our LiveAudit and iSeries resiliency offerings fueling that growth. Measures we took at the beginning of the quarter to adjust our business model to the realities of today’s software market led to a reduction of costs of over $600,000 during the quarter and should reduce costs further over the balance of the year. With the funds received from the sale of our Idion shares, the Company’s cash balances are at their highest levels ever.”

OUTLOOK

In the third quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.03 to $0.08 per share. This includes the effect of adopting the recommendations in section 3870 of the CICA handbook concerning stock-based compensation.

NIGEL STOKES	PETER CAULEY
Chairman, President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

DataMirror 2005 Quarterly Report	2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (For the three and six months ended
July 31, 2004)

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis (“MD&A”), including statements regarding the Company’s business which are not historical facts, are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives, and plans (financial and otherwise). The words “anticipate”, “believe”, “estimate”, “expect”, and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror Corporation (together with its subsidiaries “DataMirror” or the “Company”) with respect to future events and are subject to certain risks, uncertainties, and assumptions. Numerous factors affect the Company’s operating results and could cause the Company’s actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates, or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company’s software products; competition; the ability to develop, market, support, and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing, and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities.

The following information should be read in conjunction with the audited consolidated financial statements of the Company for the year ended January 31, 2004, presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in all material respects in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 19 to those audited consolidated financial statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have gone live with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 19 to the audited consolidated financial statements for the year ended January 31, 2004. The preparation of the Company’s financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

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The Company believes that the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company’s revenues are generated from the sale of software licences, software maintenance and support fees, and services. Revenue is recognized in accordance with Statement of Position [“SOP”] 97-2, “Software Revenue Recognition” issued by the American Institute of Certified Public Accountants [“AICPA”] in October 1997 and amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training, and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers’ financial condition and if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management’s best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

Investments.     From time to time, the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology, customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions, and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and six month periods ended July 31, 2004, the Company did not record an impairment charge related to intangible assets.

Goodwill.     The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions, and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and six month periods ended July 31, 2004, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company’s future tax assets is principally dependent upon its achievement of projected future taxable income. The Company’s judgments regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

DataMirror 2005 Quarterly Report	4

RESULTS OF OPERATIONS

Revenue for the quarter ended July 31, 2004, (“Q2 fiscal 2005”) was $13,299,000 compared to $14,240,000 for the quarter ended July 31, 2003 (“Q2 fiscal 2004”). The GAAP net income for Q2 fiscal 2005 was $6,053,000 or $0.54 per basic and fully-diluted share compared to net income of $1,502,000 or $0.13 per share for Q2 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $56,829,000 or $5.18 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2005 was 77.8%, as compared to 80.8% for Q2 fiscal 2004. Gross margin on maintenance and services was 62.9% in Q2 fiscal 2005, as compared to 65.6% in Q2 fiscal 2004. Total costs, including costs of revenue, were $13,880,000 for Q2 fiscal 2005, up from $12,778,000 in Q2 fiscal 2004 and down from $14,569,000 in the previous quarter. Total headcount was 278 at July 31, 2004, as compared to 275 at July 31, 2003, and down from 296 at the end of the previous quarter.

Revenue for the six months ended July 31, 2004, was $26,426,000 compared to $27,560,000 for the six months ended July 31, 2003. Reported in US currency, revenue for the first six months of fiscal 2005 was $19,678,000 as compared to $19,367,000 for the first six months of fiscal 2004, an increase of 1.6%. Net income for the first half of the year was $5,227,000 or $0.46 per share as compared to $2,117,000 or $0.19 per share for the same period in fiscal 2004.

REVENUE

Licence.     Licence revenue in Q2 fiscal 2005 was $5,517,000 compared to $6,472,000 in Q2 fiscal 2004, a decrease of 14.8%. The decrease in licence revenue is attributable to several factors including the strengthening of the Canadian currency, price erosion in the iSeries high availability marketplace, and slower than expected adoption of the Company’s newer products such as iReflect and Live Audit.

Licence revenue for the six months ended July 31, 2004, was $10,425,000 compared to $11,950,000 for the six months ended July 31, 2003, a decrease of 12.8% for the same reasons cited for the decrease in Q2 fiscal 2005.

Maintenance.     Maintenance revenue in Q2 fiscal 2005 was $6,744,000 compared to $6,261,000 in Q2 fiscal 2004, an increase of 7.7%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q2 fiscal 2004, the additional maintenance revenue generated by the PointBase acquisition in December 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Maintenance revenue for the six months ended July 31, 2004, was $13,480,000 compared to $12,836,000 for the six months ended July 31, 2003, an increase of 9.7% for the same reasons cited for the increase in Q2 fiscal 2005.

Services.     Services revenue in Q2 fiscal 2005 was $1,038,000 compared to $1,507,000 in Q2 fiscal 2004, a decrease of 31.1%. This decrease was primarily due to decreased revenue from consulting services for the Company’s Pervasive Gateway software.

Services revenue for the six months ended July 31, 2004, was $2,521,000 compared to $2,774,000 for the six months ended July 31, 2003, a decrease of 9.1% for the same reasons cited for the decrease in Q2 fiscal 2005.

COST OF REVENUE

Licence.     Cost of licence revenue consists primarily of duplication, media, packaging, and shipping expenses. For Q2 fiscal 2005, costs of licence revenue were $65,000 (1.2% of licence revenue), relatively unchanged from $56,000 (0.9% of licence revenue) for Q2 fiscal 2004.

Cost of licence revenue for the six months ended July 31, 2004, were $128,000 (1.2% of licence revenue), relatively unchanged from $107,000 (0.9% of licence revenue) for the six months ended July 31, 2003.

Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For Q2 fiscal 2005, costs of maintenance and services revenue were $2,884,000 (37.1% of maintenance and services revenue) compared to $2,676,000 (34.4% of maintenance and services revenue) for Q2 fiscal 2004. The main cause for the decrease in the gross margin on maintenance and services revenue is headcount increases in this area, particularly the addition of the PointBase support team in December 2003.

Cost of maintenance and services revenue for the six months ended July 31, 2004, was $6,202,000 (38.8% of maintenance and services revenue) compared to $5,388,000 (34.5% of maintenance and services revenue) for the six months ended July 31, 2003, with the decrease in gross margins being caused by the same factors cited for the decrease in Q2 fiscal 2005.

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OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials, and other selling and marketing related expenses. For Q2 fiscal 2005, these expenses totaled $5,287,000 (39.8% of revenue), up significantly from $4,717,000 (33.1% of revenue) for Q2 fiscal 2004. The increase is due primarily to the effect of increased headcount in this area due to the expansion of the Company’s sales force, the increase caused by the addition of the PointBase sales and marketing team, and an increase in Web-based marketing activities. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Selling and marketing expenses for the six months ended July 31, 2004, were $10,826,000 (41.0% of revenue) compared to $9,423,000 (34.2% of revenue) for the six months ended July 31, 2003, an increase of 14.9% for the same reasons cited for the increase in Q2 fiscal 2005.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $2,587,000 (19.5% of revenue) for Q2 fiscal 2005 up from $2,408,000 (16.9% of revenue) for Q2 fiscal 2004. This increase was caused by increased headcount in research and development which is due mainly to the addition of the PointBase team in December 2003.

Research and development expenses for the six months ended July 31, 2004, were $5,297,000 (20.0% of revenue) compared to $4,896,000 (17.8% of revenue) for the six months ended July 31, 2003, an increase of 8.2% for the same reasons cited for the increase in Q2 fiscal 2005.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs, and professional fees. For Q2 fiscal 2005, general and administration expenses were $2,214,000 (16.6% of revenue) compared to $2,037,000 (14.3% of revenue) for Q2 fiscal 2004, an increase of 8.7% due mainly to the overhead associated with the PointBase facilities.

General and administration expenses for the six months ended July 31, 2004, were $4,192,000 (15.9% of revenue) compared to $3,843,000 (13.9% of revenue) for the six months ended July 31, 2003, an increase of 9.1% for the same reasons cited for the increase in Q2 fiscal 2005.

Stock-based Compensation. Effective February 1, 2004, the Company adopted the recommendations set forth in Section 3870 of the CICA Handbook concerning the adoption of the fair value based method of accounting for expensing stock option grants. The Company has adopted these changes on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $116,000 for the three months and $164,000 for the six months ended July 31, 2003, an increase to deficit and contributed surplus of $286,000 as at January 31, 2003, and an increase to deficit and contributed surplus of $798,000 as at January 31, 2004.

For Q2 fiscal 2005, the expense for stock-based compensation was $103,000 compared to $116,000 in Q2 fiscal 2004. This decrease is largely due to the effect of options which have expired since Q2 fiscal 2004 offset by the expense related to additional options issued over the same period.

For the six months ended July 31, 2004, the expense for stock-based compensation was $215,000 compared to $164,000 for the six months ended July 31, 2003, an increase of 31.1% for the same reasons cited for the increase in Q2 fiscal 2005.

Amortization of Intangibles. For Q2 fiscal 2005, amortization of intangibles was $739,000 compared to $768,000 for Q2 fiscal 2004. The decrease of $29,000 is due to additional amortization of the PointBase technology acquired in December 2003 offset by the impact of other technologies becoming fully amortized since Q2 fiscal 2004.

For the six months ended July 31, 2004, amortization of intangibles was $1,532,000 compared to $1,536,000 for the six months ended July 31, 2003, a decrease of $4,000 the same reasons cited for the decrease in Q2 fiscal 2005.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q2 fiscal 2005, net investment income was $273,000 compared to $346,000 in Q2 fiscal 2004. This decrease is primarily due to the decrease in interest rates, offset by an increase in invested cash balances resulting from positive cash flow from operations since the end of Q2 fiscal 2004 and the funds received from the sale of the Company’s investment in Idion in May 2004.

DataMirror 2005 Quarterly Report	6

Investment income, net for the six months ended July 31, 2004, was $459,000 compared to $603,000 for the six months ended July 31, 2003, with the decrease being caused by the same reasons cited for the decrease in Q2 fiscal 2004.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper, and banker’s acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

GAIN ON SALE OF INVESTMENT IN IDION

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19,891,000, resulting in a gain of approximately $7,611,000.

INCOME TAX EXPENSE (RECOVERY)

During Q2 fiscal 2005, the Company recorded an income tax provision of $1,251,000 as compared to $383,000 in Q2 fiscal 2004.

For the first six months of fiscal 2004, the Company recorded an income tax provision of $877,000 as compared to $968,000 for the first six months of fiscal 2004.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for the three and six months ended July 31, 2004, was 36.6%, consistent with the rate in effect for the same periods the previous fiscal year. The income tax provision (recovery) is different than that obtained by applying this rate to the income (loss) before income taxes due to a combination of factors including: a portion of the amortization of intangibles being non-deductible for tax purposes, other non-deductible expenses, the gain on the sale of the Company’s investment being taxable at half of the prescribed rate, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes, and the manufacturing and processing tax deduction.

ACQUISITIONS AND INVESTMENTS

On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3,300,000 at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the three and six months ended July 31, 2004.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000, and technology valued at $362,000 for cash consideration of $399,000. The technology acquired was amortized over a term of one year.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange (“JSE”) under the symbol IDI, in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over.

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19,891,000, resulting in a gain of approximately $7,611,000.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

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LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt, and capital lease financing. In December 1996, the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997, raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at July 31, 2004, the Company had cash, cash equivalents, and short-term investments of $56,829,000, compared to $41,345,000 at the end of Q2 fiscal 2004 and $42,006,000 at January 31, 2004. The increase in cash, cash equivalents, and short-term investments during the quarter was primarily due to the funds received from the sale of the Company’s investment in Idion, offset by funds used in operations and the Company’s normal course issuer bid (“NCIB”). For Q2 fiscal 2005, cash flow used in operations was ($2,056,000,) a decrease from $499,000 in Q2 fiscal 2004 due to the reduced level of profitability in the quarter and an increase in days sales outstanding in accounts receivable to 55 days at quarter’s end from 46 days at April 30, 2004. During Q2 fiscal 2005, capital expenditures of $96,000 ($388,000 in Q2 fiscal 2004) were financed internally and none (none in Q2 fiscal 2004) were financed under capital lease facilities. During Q2 fiscal 2005, the Company used $4,761,000 ($1,558,000 in Q2 fiscal 2004) in cash to repurchase 434,900 (136,000 in Q2 fiscal 2004) of its common shares under a normal course issuer bid and raised an additional $26,000 ($221,000 in Q2 fiscal 2004) through the issuance of common shares pursuant to the Company’s stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,363,000. At July 31, 2004, there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents, and short-term investments together with anticipated future positive cash flow from operations will be adequate to fund the Company’s short-term financial requirements with the exception of acquisition related cash requirements. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt, or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

In November 2003, the CICA made changes to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose. The Company has adopted these changes effective February 1, 2004, on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $48,000 for the three months ended July 31, 2003, an increase to deficit and contributed surplus of $286,000 as at January 31, 2003, and an increase to deficit and contributed surplus of $798,000 as at January 31, 2004.

In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company’s fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company’s consolidated financial statements when the CICA issues the amended Guideline.

In June 2002, Financial Accounting Standards Board (“FASB”) introduced Statement of Financial Accounting Standard (“SFAS”) 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002. Adopting the recommendations of SFAS 146 did not have a material impact on the Company’s financial condition as of July 31, 2004, or its results of operations for the three and six months then ended.

In November 2001, the Accounting Standards Board (“AcSB”) approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines are effective for the fiscal year starting February 1, 2004. The adoption of AcG-13 had no impact on the Company’s consolidated financial statements for the three and six months ended July 31, 2004.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition, and results of operations are substantially unchanged from those discussed in the Company’s latest Annual Information Form and its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004, contained in the Company’s 2004 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

DataMirror 2005 Quarterly Report	8

DataMirror Corporation
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended July 31, 2004 and 2003 (unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by management of DataMirror Corporation. The consolidated financial statements for the three and six month period ended July 31, 2004 and 2003 have not been reviewed by the auditors of DataMirror Corporation.

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DataMirror Corporation
CONSOLIDATED BALANCE
SHEETS (Thousands of CDN$ —
unaudited)

	July 31,	January 31,
	2004	2004
		(restated - Note 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,829	$9,286
Short-term investments	0	32,720
Accounts receivable	8,030	11,797
Prepaid expenses	1,820	1,803
Future income taxes	2,353	2,540

	69,032	58,146
CAPITAL ASSETS	3,635	3,845
INVESTMENT TAX CREDITS RECOVERABLE	188	1,019
INVESTMENT	0	12,185
INTANGIBLES	4,321	5,853
GOODWILL	5,175	5,175

	$82,351	$86,223

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities
	$3,112	$5,544
Deferred revenue	18,734	18,839
Income taxes payable	295	1,785
Current portion of capital lease obligations	0	32

	22,141	26,200
FUTURE INCOME TAXES	430	1,076

	22,571	27,276

SHAREHOLDERS' EQUITY
Share capital
Common shares (July 31, 2004 - 10,974,290
January 31, 2004 - 11,364,952)
	62,686	64,625
Deficit	(3,421)	(5,978)
Contributed surplus	1,013	798
Cumulative translation adjustment	(498)	(498)

	59,780	58,947

	$82,351	$86,223

See accompanying notes

On behalf of the board:

Nigel Stokes	Donald Lenz
Director	Director

DataMirror 2005 Quarterly Report	10

DataMirror Corporation
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of CDN$, except per share data — unaudited)

	Three Months Ended		Six Months Ended
	2004	2003	2004	2003
REVENUE
Licence	$5,517	$6,472	$10,425	$11,950
Maintenance	6,744	6,261	13,480	12,836
Services	1,038	1,507	2,521	2,774

	13,299	14,240	26,426	27,560

COST OF REVENUE
Licence	65	56	128	107
Maintenance and services	2,884	2,676	6,202	5,388

	2,949	2,732	6,330	5,495

GROSS MARGIN	10,350	11,508	20,096	22,065

OPERATING EXPENSES
Selling and marketing	5,287	4,717	10,826	9,423
Research and development	2,587	2,408	5,297	4,896
General and administration	2,214	2,037	4,192	3,843
Stock-based compensation	103	116	215	164
Amortization of intangibles	739	768	1,532	1,536

	10,930	10,046	22,062	19,862

OPERATING INCOME (LOSS)	(580)	1,462	(1,966)	2,203
INVESTMENT INCOME, NET	273	346	459	603
GAIN ON SALE OF INVESTMENT IN IDION	7,611	0	7,611	0
OTHER INCOME	0	279	0	279

INCOME BEFORE INCOME TAXES	7,304	2,087	6,104	3,085
INCOME TAX EXPENSE	1,251	585	877	968

NET INCOME	$6,053	$1,502	$5,227	$2,117

EARNINGS PER SHARE
Basic	$0.54	$0.13	$0.46	$0.19
Diluted	$0.54	$0.13	$0.45	$0.18
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)
Basic	11,196	11,394	11,266	11,418
Diluted	11,285	11,543	11,492	11,601

See accompanying notes

11	www.datamirror.com

DataMirror Corporation
CONSOLIDATED STATEMENTS OF CASH
FLOWS (Thousands of CDN$ -  unaudited)

	Three Months Ended		Six Months Ended
	2004	2003	2004	2003
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income	$6,053	$1,502	$5,227	$2,281
Add (deduct) items not affecting cash:
Amortization of capital assets	309	346	598	680
Amortization of intangibles	739	768	1,532	1,536
Stock-based compensation	103	116	215	164
Gain on investment in Idion	(7,611)	0	(7,611)	0
Other income	0	(279)	0	0
Future income taxes	(290)	(150)	(468)	(352)
Investment tax credit	892	476	831	441
Non-cash operating expense	0	13	0	32

	195	2,792	324	4,339
Changes in non-cash working capital balances	(2,251)	(2,293)	(386)	404

	(2,056)	499	(62)	4,743

INVESTING ACTIVITIES
Capital asset additions	(96)	(388)	(388)	(522)
Sale of short-term investments	0	0	32,720	25,802
Sale of investment in Idion	19,891	0	19,891	0
Investment in Idion	0	44	(96)	(49)
Acquisition of technology	0	0	0	(30)
Other income	0	279	0	279

	19,795	(65)	52,127	25,480

FINANCING ACTIVITIES
Capital lease payments	(13)	(24)	(32)	(64)
Issuance of share capital	26	221	678	380
Repurchase of share capital	(4,761)	(1,558)	(5,168)	(2,219)

	(4,748)	(1,361)	(4,522)	(1,903)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,991	(927)	47,543	28,320
CASH AND CASH EQUIVALENTS
Beginning of period	43,838	42,272	9,286	13,025

End of period	$56,829	$41,345	$56,829	$41,345

See accompanying notes

DataMirror 2005 Quarterly Report	12

DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS Three and six months ended July
31, 2004
(Unaudited)

1.     BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company’s audited consolidated financial statements and notes for the year ended January 31, 2004. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended January 31, 2004.

2.     NEW ACCOUNTING PRONOUNCEMENTS

In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) made changes to Section 3870, “Stockbased Compensation and Other Stock-based Payments”, of the CICA handbook requiring equity instruments awarded to employees to be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004, on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $116,000 for the three months and $164,000 for the six months ended July 31, 2003, an increase to deficit and contributed surplus of $286,000 as at January 31, 2003, and an increase to deficit and contributed surplus of $798,000 as at January 31, 2004.

3. INVESTMENT

Investments are comprised of the Company’s investment in Idion Technology Holdings Limited (“Idion”), a South African company listed on the Johannesburg Stock Exchange.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over.

The investment in Idion had been accounted for at cost, as the Company did not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19,891,000, resulting in a gain of $7,611,000.

4.     SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company’s Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company’s audited consolidated financial statements for the year ended January 31, 2004. The Company accounts for inter-segment sales at fair value.

The Company’s reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

13	www.datamirror.com

DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS Three and six months ended July
31, 2004
(unaudited)

The following table presents certain information with respect to the reportable segments described above:

Three months ended July 31,	2004	2003
REVENUE
North American customers
	$9,002	$10,152
Inter-segment	990	957

	9,992	11,109
European customers	4,297	4,088
Elimination of inter-segment revenue	(990)	(957)

	$13,299	$14,240

OPERATING INCOME (LOSS)
North America	$(660)	$1,361
Europe	52	83

	$(580)	$1,462

AMORTIZATION
North America	$996	$1,031
Europe	52	83

	$1,048	$1,114

CAPITAL ASSET ADDITIONS
North America	$82	$367
Europe	14	21

	$96	$388

Six months ended July 31,	2004	2003
REVENUE
North American customers	$17,349	$18,751
Inter-segment	2,101	2,177

	19,450	20,928
European customers	9,077	8,809
Elimination of inter-segment revenue	(2,101)	(2,177)

	$26,426	$27,560

OPERATING INCOME (LOSS)
North America	$(2,098)	$1,338
Europe	132	865

	$(1,966)	$2,203

AMORTIZATION
North America	$2,020	$2,048
Europe	110	168

	$2,130	$2,216

CAPITAL ASSET ADDITIONS
North America	$352	$484
Europe	36	38

	$388	$522

DataMirror 2005 Quarterly Report	14

DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Three and six months ended July 31,
2004
(unaudited)

As at July 31	2004	2003
IDENTIFIABLE ASSETS
North America	$64,248	$61,059
Europe	8,607	7,855

	72,855	68,914
Intangibles	4,321	5,850
Goodwill	5,175	3,118

	$82,351	$77,882

Summaries of revenue, segmented according to the customers’ country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Three months ended July 31,	2004	2003
REVENUE
Canada	$1,163	$1,400
United States	7,031	7,984
United Kingdom	2,387	1,940
Germany	737	1,022
Other	1,981	1,894

	$13,299	$14,240

As at July 31,	2004	2003
CAPITAL ASSETS, INTANGIBLE ASSETS, AND GOODWILL
Canada	$9,908	$9,384
Germany	2,716	2,691
Other	507	666

	$13,131	$12,741

Six months ended July 31,	2004	2003
REVENUE
Canada	$1,996	$2,886
United States	13,888	14,133
United Kingdom	4,468	4,388
Germany	1,946	2,287
Other	4,128	3,866

	$26,426	$27,560

15	www.datamirror.com

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers live, secure data integration and protection solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow live data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the live, secure data access, integration and availability companies require today across all computers in their business. Over 1,900 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

North America 1 800 362 5955
UK + 44 (0) 20 7633 5200
France + 33 (0) 1 72 75 73 40
Germany + 49 6151 8275 0
Hong Kong + 852 2251 8226

      www.datamirror.com